T3/11

BB 3/3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

03001480

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 34906

SEC RECEIVED PROCESSING FEB 2 6 2003 WASH. D.C. 183 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MMR INVESTMENT BANKERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
215 W. WALNUT, DRAWER A
(No. and Street)

NEVADA	MISSOURI	64772-0930
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM G. MARTIN, JR. 417 549 6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RICKORDS & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO	80904-3578
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3-13

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM G. MARTIN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMR INVESTMENT BANKERS, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PATRICIA SHERILL HUBERT
Notary Public - State of Missouri
County of Vernon
My Commission Expires Nov. 26, 2005

Wm G Martin Jr
Signature

PRESIDENT
Title

Patricia Sherill Hubert
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMR INVESTMENT BANKERS, INC.

Accountants' Report and Financial Statements

FORM X-17a-5
FOCUS REPORT

Years Ended December 31, 2002 and 2001

MMR INVESTMENT BANKERS, INC.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MMR Investment Bankers, Inc.

We have audited the accompanying statement of financial condition of MMR Investment Bankers, Inc., (the Company) as of December 31, 2002 and December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMR Investment Bankers, Inc., as of December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2003

FINANCIAL STATEMENTS

MMR INVESTMENT BANKERS, INC.
Statement of Financial Condition
December 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and equivalents	$ 59,417	$ 27,327
Accounts receivable-trade	13,740	33,793
Total current assets	73,157	61,120
Furniture and equipment	184,982	181,846
Less accumulated depreciation	(180,939)	(178,962)
Net furniture and equipment	4,043	2,884
Total assets	$ 77,200	$ 64,004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities:		
Accounts payable	$ 9,834	$ 17,842
Payable to registered representatives	28,680	5,865
Pension payable	4,399	00
Payroll taxes payable	8,337	7,294
Total current liabilities-not subordinated	51,250	31,001
Stockholders' equity:		
Common stock(150,000 shares authorized, $1 par, 115,000 shares issued and outstanding)	115,000	115,000
Retained earnings (deficit)	(89,050)	(81,997)
Total stockholders' equity	25,950	33,003
Total liabilities and stockholders' equity	$ 77,200	$ 64,004

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Income and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Income from Operations:		
Underwriting and Concessions	$314,868	$186,958
Consulting	273,414	173,424
Miscellaneous fees and income	49,733	108,917
Total income	638,015	469,299
Operating Expenses:		
Commissions	191,365	117,419
Salaries	254,266	199,086
Employee benefits	40,701	27,378
Travel,entertainment,education and training	33,319	23,014
Bank charges	780	1,132
Insurance and bonds	8,590	10,216
Office supplies, maintenance and repairs	4,599	2,196
Printing and publications	6,881	7,936
Postage and freight	4,212	3,225
Telephone	14,588	13,361
Accounting, auditing and legal	13,766	18,208
Data processing	6,421	2,085
Business registration, licenses and fees	10,149	10,845
Depreciation	1,977	4,078
Taxes	34,054	22,060
Leases and related expense	10,519	21,033
Membership and dues	980	2,545
Meetings	992	5,608
Miscellaneous	7,284	5,296
Total Operating Expenses	645,443	496,721
Net Operating Income (Loss)	(7,428)	(27,422)
Interest income	375	642
Net Income (Loss)	(7,053)	(26,780)
Retained Earnings(deficit) Beginning of Year	(81,997)	(55,217)
Retained Earnings(deficit) End of Year	$(89,050)	$ (81,997)
Income (Loss) per share	$ (.06)	$ (.23)

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Cash Flows For the Years Ending
December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities:		
Cash received from clients	$658,066	$448,280
Interest income	375	642
Cash paid to employees, suppliers for services	(623,215)	(439,869)
Net Cash Provided From Operating Activities	35,226	9,053
Cash flows from Investing Activities:		
Purchase of property & equipment	(3,136)	00
Net Cash Used by Investing Activities	(3,136)	00
Net Increase (Decrease) in Cash and Cash Equivalents	32,090	9,053
Cash and Cash Equivalents at Beginning of Year	27,327	18,274
Cash and Equivalents at End of Year	$ 59,417	$ 27,327

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH PROVIDED/USED FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (7,053)	$ (26,780)
Adjustment to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	1,977	4,078
Changes in assets and liabilities		
Decrease/(Increase) in accounts receivable	20,052	20,377
Increase/(Decrease) in accounts payable and accrued expenses	20,250	11,378
Total Adjustments	42,279	35,833
Net Cash Provided From Operating Activities	$ 35,226	$ 9,053

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2002 and 2001

	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	$115,000	$(55,217)	$59,783
Net loss, December 31, 2001	00	(26,780)	(26,780)
Balance, December 31, 2001	115,000	(81,997)	33,003
Net loss, December 31, 2002	00	(7,053)	(7,053)
Balance, December 31, 2002	$115,000	$(89,050)	$25,950

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

(1) Organization and Nature of Business

MMR Investment Bankers, Inc. was chartered by the State of Kansas as a corporation on August 29, 1985. In 2001 the company was registered as a Missouri foreign corporation and conducts business in Missouri. The purpose of the corporation is to carry on a general brokerage and financial business.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements
Years ended December 31, 2002 and 2001

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Allowance for Doubtful Accounts

The Company has not established an allowance for doubtful accounts. No receivable is booked until the bond purchaser has remitted the payment to the bond company. The Company's collection is assured at that point. Experience has shown no bad debts.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

Assets are depreciated over 2 to 7 years on straight-line, accelerated cost recovery system, (ACRS) and modified ACRS (MACRS) as applicable.
Depreciation for 2002 and 2001 was charged as follows:

	2002	2001
Furniture	$ 76	$ 76
Data processing equipment	1,155	1,262
Leasehold improvements	00	2,027
Office equipment	746	713
Total	$1,977	$4,078

g. Compensated Absences

The company has a policy of two weeks paid vacation and sick leave per salaried employee per year as deemed reasonable. No amounts may be carried over to a subsequent year. No compensated absences have been accrued pursuant to this policy.

h. Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income.

i. Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2002.

The Company had no other debt at December 31, 2002.

(4) Capital Stock

A summary of the corporation's capital stock at December 31, 2002 is as follows:

Common stock -- $1.00 per value
Authorized -- 150,000 shares
Issued and outstanding -- 115,000 shares

(5) Lease Commitments

Operating lease for copying equipment. The lease term is five years beginning November 15, 1999. The rental agreement states that the lessee is allowed to cancel the agreement at any time for non-funding purposes or non-performance of machine and/or lessor.

Lease payments are $450 a month for sixty months.

Future minimum rental payments are as follows:

Year	Amount
2003	$5,400
2004	$4,950

(6) Defined Contribution Pension Plan

The Company has established a salary reduction Simplified Employee Pension(SARSEP). The SARSEP may be funded through elective deferral of employee salaries and discretionary employer contributions. The total amount of salary reductions during 2002 and 2001 were $56,103 and $37,857, respectively. The company made no employer contributions during 2002 and 2001.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002 the Company had net capital of $21,907 which was $16,907 in excess of its required net capital of $5,000.

At December 31, 2001, the Company had net capital of $30,119 which was $25,119 in excess of its required net capital of $5,000.

(8) Financial Instruments

The Company maintains three bank accounts at the same financial institution. The balances are $21.32, $7.63 and $59,375.21. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, there was no credit risk.

(9) Earnings (loss) per Share

Earnings (loss) per share of common stock is computed by dividing net income (loss) by the number of common shares outstanding for the year.

(10) Risk

a. Cash--bank balances are below the amount covered by FDIC insurance and employees are bonded.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Reconciliation of Focus and Audited Financial Statements

a. Purchase of fixed assets in the amount of $3,136 was recorded as an expense necessitating adjustments to the assets, retained earnings and expenses.

b. Assets:

	Focus	Audited
	$75,320	$77,200
Additional fixed assets	3,135	
Additional depreciation	(1,255)	
	$77,200	$77,200

b. Net income:

	Focus	Audited
	$(8,934)	$(7,053)
Transfer to fixed assets	3,135	
Additional depreciation	(1,255)	
	$(7,053)	$(7,053)

SUPPLEMENTARY INFORMATION

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

MMR INVESTMENT BANKERS, INC. [13]

SEC FILE NO. 8-34906 [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

215 W. WALNUT, DRAWER A [20]

(No. and Street)

NEVADA [21] MISSOURI [22] 64772-0930 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 1-1-02 [24]

AND ENDING (MM/DD/YY) 12-31-02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM G. MARTIN, JR [30]

(Area Code)—Telephone No. 417 549 6100 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-02 [99]

SEC FILE NO. 8-34906 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 59,417	200			$ 59,417	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	13,740	300	$	550	13,740	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	4,043	680	4,043	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 73,157	540	$ 4,043	740	$ 77,200	940

OMIT PENNIES

76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	51,250 [1205]	[1385]	51,250 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 51,250 [1230]	$ [1450]	$ 51,250 [1760]

Ownership Equity

21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		115,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		(89,050) [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 25,950 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 77,200 [1810]

OMIT PENNIES

1/76

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12-31-02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	25,950	3480
2. Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3. Total ownership equity qualified for Net Capital				25,950	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	25,950	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) 17	$ 4,043	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	4,043)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	21,907	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities 18		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	21,907	3750

OMIT PENNIES

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12-31-02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,416	37
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	37
13. Net capital requirement (greater of line 11 or 12)	$	5,000	37
14. Excess net capital (line 10 less 13)	$	16,907	37
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	16,781	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	51,251	37
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		383
19. Total aggregate indebtedness				$	51,251	384
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	234	385
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		388
24. Net capital requirement (greater of line 22 or 23)	$		376
25. Excess net capital (line 10 less 24)	$		391
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from 1-1-02 [3932] to 12-31-02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	314,868	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	273,414	3975
8.	Other revenue	50,108	3995
9.	Total revenue	$ 638,390	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$ 112,017	4120
11.	Other employee compensation and benefits	395,841	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	10,149	4195
15.	Other expenses	127,436	4100
16.	Total expenses	$ 645,443	4200

NET INCOME

17.	Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (7,053)	4210
18.	Provision for Federal income taxes (for parent only)		4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ (7,053)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from 1-1-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 33,003	4240
A. Net income (loss)			(7,053)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 25,950	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 4550
   - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335 4570
   - D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904	
ADDRESS Number and Street	City	State	Zip Code	
71	72	73	74	

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

MMR INVESTMENT BANKERS, INC.

Computation for Determination of Reserve Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve Requirements pursuant to Rule 17a5(d) (4)

and

Information Relating to the Possession or Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2002

Under Rule 15c3-3(k)(2)(B) MMR Investment Bankers, Inc. is exempt from a computation for determination of Reserve Requirements as required under 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17a-(d)(4) and information related to the possession or control required under Rule 15c3-3.

MMR INVESTMENT BANKERS, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

December 31, 2002

Aggregate indebtedness	
Accrued expense	$ 51,251
Total aggregate indebtedness	$ 51,251
Net capital:	
Credit items:	
Retained earnings	$(89,050)
Common Stock	115,000
Total credit items	25,950
Deductions and charges:	
Non-allowable assets	4,043
Total deductions and charges	4,043
Net Capital	$ 21,907
Capital requirements:	
Required capital	$ 5,000
Net capital in excess of requirements	16,907
Net capital	$ 21,907
Percent of aggregate indebtedness to net capital	234%

There were no liabilities subordinated to claims of general creditors.

MMR INVESTMENT BANKERS, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2002

Computation of Net Capital:

Net capital as reported on 17a-5(a) (Focus Report) as of December 31, 2002	$ 21,907

There were no adjustments that affected net capital.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customers' securities during the years ended December 31, 2002 and 2001.

Rickords Associates, P.C.
Rickords & Associates, P.C.
Rickords & Associates, P.C.
February 18, 2003

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Board of Directors
MMR Investment Bankers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MMR Investment Bankers, Inc., (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's

practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
Rickords & Associates, P.C.
Rickords & Associates, P.C.
February 18, 2003